SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PolarityTE, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

731094108
(CUSIP Number)

February 28, 2018
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Reporting Person (as defined below), initially filed on Schedule 13G with respect to its beneficial ownership of the Common Stock on December 29, 2014 and subsequently thereto filed on Schedule 13D. The Reporting Person is now filing on Schedule 13G as the securities reported herein are no longer held for the purpose or with the effect of changing or influencing the control of the Company and are no longer held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 731094108	13G/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 762,324 shares of Common Stock
	6	SHARED VOTING POWER 494 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 762,324 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 494 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 762,818 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.37%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 731094108	13G/A	Page 3 of 6 Pages

Item 1(a).	NAME OF ISSUER:

The name of the issuer is PolarityTE, Inc., a Delaware corporation (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 615 Arapeen Drive, Salt Lake City, Utah 84108.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by Barry Honig ("Mr. Honig" or the "Reporting Person"), with respect to the shares of Common Stock (as defined in Item 2(d) below) held by himself and through GRQ Consultants, Inc. 401K (of which Mr. Honig is Trustee), GRQ Consultants, Inc. (of which Mr. Honig is President), GRQ Consultants, Inc. Roth 401K FBO Barry Honig (of which Mr. Honig is Trustee), GRQ Consultants, Inc. Roth 401K FBO Renee Honig (of which Mr. Honig's wife, Renee Honig, is Trustee) and the Barry & Renee Honig Charitable Foundation, Inc. (of which Mr. Honig is President).

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Item 2(c).	CITIZENSHIP:

The Reporting Person's business address is 555 South Federal Highway #450, Boca Raton, Florida 33432. Mr. Honig is a citizen of the United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.001 per share (the "Common Stock").

Item 2(e).	CUSIP NUMBER:

731094108

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,

(b)	☐	Bank as defined in Section 3(a)(6) of the Act,

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),

CUSIP No. 731094108	13G/A	Page 4 of 6 Pages

(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __________________________

Item 4.	OWNERSHIP

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for the Reporting Person hereto and is incorporated herein by reference for the Reporting Person. The percentage set forth in Row (11) of the cover page for the Reporting Person is based on the 7,357,150 shares of Common Stock outstanding as of February 14, 2018, as provided by the Company in writing to the Reporting Person.

Pursuant to the terms of the Series F Convertible Preferred Stock and warrants held by the Reporting Person, the Reporting Person cannot convert such shares of convertible preferred stock or exercise such warrants to the extent the Reporting Person would beneficially own, after such conversion or exercise, as applicable, more than 4.99% of the outstanding shares of Common Stock (the "4.99% Blocker"). In addition, pursuant to the terms of the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock held by the Reporting Person, the Reporting Person cannot convert such shares of convertible preferred stock to the extent the Reporting Person would beneficially own, after such conversion, more than 9.99% of the outstanding shares of Common Stock, (the "9.99% Blocker" and together with the 4.99% Blocker, the "Blockers"). The percentage set forth on Row (11) and the number of shares of Common Stock set forth on rows (6) through (9) of the cover page for the Reporting Person give effect to the Blockers. Consequently, at this time, the Reporting Person is not able to exercise or convert any of the warrants or convertible preferred stock held by the Reporting Person due to the Blockers.

The foregoing should not be construed in and of itself as an admission by the Reporting Person as to beneficial ownership of the shares of Common Stock held by (including the shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Series F Convertible Preferred Stock and upon exercise of the warrants to) the Reporting Person.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 2.

CUSIP No. 731094108	13G/A	Page 5 of 6 Pages

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

The Reporting Person hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 731094108	13G/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 28, 2018

/s/ Barry Honig
BARRY HONIG